EXHIBIT 99.6

Frequently Asked Questions: Section 409A

Why do I need to be concerned about Section 409A compliance?

Section 409A of the Internal Revenue Code (“Section 409A”), which was enacted in October 2004, contains a provision regarding discounted stock option grants. As part of NVIDIA’s acquisition of MediaQ you were awarded a discounted stock option that, because of Section 409A, will have adverse tax consequences for you if it does not now become compliant with Section 409A.

What is Section 409A and what are the effects on our discounted options?

In October 2004, the American Jobs Creation Act (“Act”) went into effect. The Act contained language that has become part of the Internal Revenue Code (“IRC”) at Section 409A and significantly changed the tax rules applicable to unfunded, nonqualified deferred compensation arrangements. Most significant to NVIDIA, Section 409A and the regulations related to Section 409A that were proposed by the Internal Revenue Service dramatically expanded the definition of deferred compensation to include stock options that were granted at a discount from the fair market value at the time of grant.

Section 409A applies to all discounted stock options granted prior to October 4, 2004, if they vest on or after January 1, 2005. In our case, NVIDIA acquired MediaQ and granted stock options to former MediaQ employees at a discount in 2003. These grants vest quarterly in 2003, 2004, 2005, 2006, and 2007. Only the portions of the discounted stock option grant that vest in 2005 and later are subject to Section 409A. The portion of the stock option grant that vested in 2003 and 2004 is exempt from Section 409A.

Because a portion of the discounted option grant you received vests in, or after, 2005, NVIDIA is offering to amend your stock option grant. If you do not accept the offer, you may face immediate income taxation on the full spread between your exercise price and the fair market value of our common stock at the time of vesting, regardless of whether you exercise the stock option at vesting, as well as a 20% additional tax and a potential interest penalty on the same amount of income. These taxes and penalties may continue to accrue for each year that you continue to have unexercised, discounted stock options. Because of these potential taxes and penalties, NVIDIA is offering to amend your stock option such that it will be compliant with Section 409A.

What is NVIDIA doing to make our discounted options Section 409A compliant?

NVIDIA intends to offer to amend the 6-year term identified in your original grant agreement as follows:

1.	Shares Vesting in Calendar Year 2005 - New Expiration Date: March 15, 2006

2.	Shares Vesting in Calendar Year 2006 - New Expiration Date: March 15, 2007

3.	Shares Vesting in Calendar Year 2007 - New Expiration Date: March 15, 2008

4.	Shares Vesting in Calendar Year 2008 - New Expiration Date: March 15, 2009

Frequently Asked Questions: Section 409A (continued)

Amending your discounted stock option agreement such that it will expire within 2-1/2 months after the close of the calendar year in which it vests will reduce the time in which you have to exercise the options, (transactions must be completed prior to and not including the new expiration dates), but may eliminate your exposure to Section 409A liability by bringing your discounted stock option grant into compliance with a short-term deferral provision under Section 409A.

Note: Because this approach changes the terms of your original agreement NVIDIA intends to conduct a tender offer in January 2006 to obtain your consent for the amendment to your discounted stock option grant. Additional information regarding the proposed tender offer and your rights and responsibilities will be forthcoming in January.

Is there anything else I can do with my options that vested in 2005 to avoid the potential tax penalties of Section 409A?

Discounted stock options that vested in 2005 are potentially subject to the tax consequences of Section 409A. To avoid such penalties you will have two alternatives to consider:

1.	Exercise all discounted stock options that vested in 2005 prior to December 31, 2005.

2.	Consent to amend the expiration date on discounted stock options that vested in 2005 to March 15, 2006 (See note below).

If you choose not to accept one of these alternatives, you may face immediate income taxation on the full spread between your exercise price and the fair market value of our common stock at the time of vesting, regardless of whether you exercise the stock option at vesting, as well as a 20% additional tax and a potential interest penalty on the same amount of income. If applicable, these taxes and penalties will continue to accrue for each year that you continue to hold vested unexercised discounted stock options.

Note: Because this approach changes the terms of your original agreement NVIDIA intends to conduct a tender offer in January 2006 to obtain your consent for the amendment to your discounted stock option grant. Additional information regarding the proposed tender offer and your rights and responsibilities will be forthcoming in January.

Where can I find out if I have exercised my discounted options that vested in 2005?

Details of your discounted stock option grant can be viewed online at www.benefitaccess.com. From your account you can view both the vesting and exercise activity related to your discounted stock option award. If by December 31, 2005, you exercise at least the same number of discounted stock options that vest between January 1, 2005 and December 31, 2005—or if, pursuant to the proposed tender offer, you agree to modify that same number of discounted stock options to have an expiration date of March 15, 2006, whether or not you choose to exercise such options—you should have protected those discounted stock options from taxes and penalties under Section 409A.

Frequently Asked Questions: Section 409A (continued)

What happens if my vesting schedule changes due to a Leave of Absence or a permanent reduction in Standard Work Hours?

An interruption to the vesting schedule of your discounted stock option may cause a portion of your options to vest in a later calendar year than originally calculated. As a result, should you consent to bring such options into compliance with the short-term deferral provision through the proposed tender offer process, the expiration date related to those options would also be delayed so that, generally speaking, the options would expire 2 1/2 months following the end of the calendar year in which they actually vest.

What are my exercise alternatives?

You have several alternatives when considering the exercise of your stock option. Below are some common considerations. For a complete listing as well as additional details of each method please access www.benefitaccess.com.

Cash Exercise: Allows you to use your personal savings or other funds to exercise any of your exercisable stock options. The exercise occurs upon your request; however, cleared funds must be in your brokerage account to conduct this type of transaction. The shares purchased will be deposited into your brokerage account.

Exercise and Hold: An Exercise and Hold is a cash exercise method that allows you to exercise your stock options and hold the resulting shares. This type of transaction requires payment of the option cost and applicable withholding taxes prior to exercise but will result in you owning a number of shares of common stock equal to the number of shares you elected to exercise.

Cashless Exercise: Allows you to receive the value of your stock options or obtain shares of Company stock without any cash outlay. With a cashless exercise, you purchase shares of Company stock at the grant price and simultaneously sell them at the market price. You can either receive cash or use the proceeds to purchase additional shares of Company stock.

Exercise and Sell to Cover: A cashless exercise method that allows you to exercise a quantity of options and sell just enough of the resulting shares to cover the cost of the option as well as any applicable taxes. This type of transaction will result in you owning a reduced number of common shares from your original option amount because you will have used a portion of your shares to pay the costs of acquiring the shares you are holding.

Frequently Asked Questions: Section 409A (continued)

Who should I contact if I have additional questions?

A representative from the Deloitte Tax Group will be conducting a one hour informational session at the Santa Clara Campus on Wednesday, December 14th. This will be your best opportunity to get clarification on the ramifications of Section 409A and our response.

Additional questions regarding our plan for reducing your 409A exposure should be directed to the HR-Consultant for your business group.

For information regarding your vesting and/or exercise activity, please contact Anca Bacila in Stock Administration.

Finally, you are encouraged to consult your personal Financial/Tax Advisor for guidance specific to your situation.

At the time the tender offer has commenced, NVIDIA will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. NVIDIA will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. NVIDIA stockholders and option holders will be able to obtain these written materials and other documents filed by NVIDIA with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from NVIDIA following such time that such documents become available.